

February 28, 2012

<u>Via E-mail</u>
Mr. John Catagan Ngitew, Chief Executive Officer, President and Director
Lingas Resources, Inc.
469 Pujols Avenue, Fort Benafacio, Manila, Philippines

     Re: **Lingas Resources, Inc.**
               Registration Statement on Form S-1
               Filed February 6, 2012
               File No. 333-179390

Dear Mr. Ngitew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1, filed February 6, 2012</u>

<u>General</u>

1. Explain to us each of the following items:

   - who prepared the registration statement;
   - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
   - who created the business plan which is described; and
   - how and when your officers first contacted representatives from Hernandez Ventures.
   - whether Mr. Ngitew and Ms. Parinas and any others participating in the preparation of the registration statement have visited the Prosperidad property and if so, when such visit(s) took place.

   We may have additional comments based on your responses.

2. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

   - officers;
   - directors;
   - named legal counsel;
   - those responsible for your officers' connection with the Company or Hernandez Ventures; and
   - any others who participated in the preparation of the prospectus disclosure in the registration statement.

3. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

4. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Mr. Ngitew and Ms. Parinas did not purchase shares or agree to serve as an officer or director of the Company at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

5. Please disclose all promoters.

Inside Cover Page of Prospectus

6. Revise to locate your table of contents to the inside front or outside back cover page. Please refer to Item 502 of Regulation S-K.

Dealer Prospectus Delivery Obligation, page 3

7. Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

Selling Shareholders, page 14

8. Please reconcile the statement on page 14 that "the selling security holders may offer all or part of their shares from time to time but are under no obligation to immediately sell their shares" with the disclosure on page 13 that the shares will be offered on a continuous basis. Since this is an offering by these shareholders as underwriters, by or on behalf of the company, the offering must commence promptly and must be continuous. See Rule 415(a)(1)(ix) of Regulation C.

Description of Securities to be Registered, page 15

9. The statement that "all issued and outstanding shares of common stock are fully paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel's consent or delete it.

Business, page 11

10. Revise to clearly state what activities are involved in Phase I and Phase II. In addition, clarify the activities the company is currently engaged in and exactly what part of Phase I the company is in. In this regard, we note that you have undertaken Phase I, see pages 16 and 18, that you are in the process of completing Phase I, see page 16, that you do not have adequate funds to complete both Phase I and II, see page two, that you will be required to obtain an exploration permit when you commence your exploration work, see page 18, and your geologist report indicates on page 28 that Phase I may be completed. Lastly, clarify how you will determine whether to move forward with further exploration following the completion of Phases I and II and who will make such determination.

11. We note your brief discussion regarding the costs of environmental regulations on page 19 and your general discussion of compliance with "all material mining, health, safety, and environmental statutes of the Republic of the Philippines" on page 28. Please revise to specifically address the governmental and environmental regulations that affect the company as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K.

12. Revise to clarify the number of hours your officers and directors devote to company operations. For instance, it is unclear whether Mr. Ngitew's 30 hours represents a weekly or monthly number. Also, please reconcile with your risk factor disclosure on page nine which states that each officer and director devotes approximately 40 hours per month to company affairs.

13. We note that your geologist has been engaged since at least October 2010, the date of his report. Attach any agreement you have with a consultant as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise.

14. Please provide the disclosure required by Item 102 of Regulation S-K with respect to the offices you maintain at 469 Pujols Avenue, Fort Benafacio, Manila, Philippines.

Management's Discussion and Analysis, page 30

15. Please reconcile your date of incorporation on page 32 with the disclosure elsewhere in the prospectus, such as the summary.

16. Your statement on page 31, "[d]uring our two exploration programs we will be using the service of Alfredo Jumpay. . ." clearly states that he is needed for both phases. However, your following sentence that once Phase I is complete, you will no longer need his services. Please revise to reconcile these two statements.

17. Please address the milestones that the company must achieve, including the activities, estimated time periods and costs involved for each milestone.

18. Please disclose the cash balance as of a recent practicable date.

19. We note your $1,120 account payable pertaining to an internal accountant. Please clarify whether the internal accountant is the CEO or is affiliated with the CEO.

Principal Stockholders, Directors and Officers, page 35

20. Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director as required by Item 401(e)(1) of Regulation S-K.

21. Please clarify your statement on page 37 that "[n]either John Ngitew nor Grace Parinas are unrelated."

Recent Sales of Unregistered Securities, page 57

22. Revise to briefly state the facts that made Section 4(2) available for your September 16, 2010 private placement of 50,000,000 shares. See Item 701(d) of Regulation S-K.

Financial Statements

General

23. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Functional Currency, page 51

24. It appears you selected the $US as both your functional and reporting currency. Considering your operations are in the Philippines, tell us how you considered the factors in FASB ASC 830-10-55-5 in determining your functional currency.

Exhibits

25. Please revise the legality opinion to provide your opinion under the laws of the state of incorporation, i.e. Nevada.

26. Please reconcile the date of the document, September 20, 2011, with the date set forth in your disclosure, such as the exhibit index, which states the document is dated September 20, 2010. We may have further comment.

27. Exhibit 99.1 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director